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                                                                       EXHIBIT 2

                 [Kensington Investment Group, Inc. letterhead]




                                  March 3, 2000

Board of Directors
c/o Anthony S. Gramer
Malan Realty Investors, Inc.
30200 Telegraph Road, Suite 105
Birmingham, Michigan 48025-4503


Gentlemen:

At your request, we have prepared this letter detailing our proposal regarding the Board of Directors. As you are aware, Kensington Investment Group, Inc. ("Kensington") is the beneficial owner of and has investment authority over approximately 9.6% of the outstanding common stock of Malan Realty Investors, Inc. ("Malan"). We believe that this ownership makes Kensington the largest shareholder of Malan Realty. Accordingly, we believe we are entitled to representation on the Board of Directors and direct input into the Board's current deliberations to enhance shareholder value.

We propose that the size of the Board of Directors be increased to eight directors and that three highly qualified individuals be appointed to fill these new positions. If you are amenable to this approach, we can promptly provide to you the names and biographical information of our proposed directors. Our proposed directors would obviously be subject to your approval. All qualify as independent and are of impeccable character and qualification. These additional Directors will not change control of the Board of Directors, but rather bring a new perspective to Board deliberations.

We are mindful of Malan's advance notice bylaw and its timing requirements. Based on your statement that the Annual Meeting will be held on May 10, 2000, we must give notice of director nominations by March 10, 2000. Accordingly, prompt action is required to preserve our rights.

If the Board of Directors does not take the appropriate steps to insure our representation on the Board of Directors in a timely fashion, Kensington will be forced to consider all other alternatives available to us to obtain representation on the Board of Directors, including replacing the current Board. In conjunction with these efforts, Kensington may contact other shareholders who, we believe, will be supportive of our plan to add new perspective to the Board's deliberation to enhance shareholder value.
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A copy of this letter will be included as an exhibit to the Schedule 13D to be filed by Kensington with the Securities and Exchange Commission.

                                            Very truly yours,

                                            /s/ John Kramer
                                                President